Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04035049

June 17, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

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v\mb\ltr\Sec12s.doc

13:19 14Jun2004 REG-Man Group plc <EMG.L> Additional Listing

RNS Number:7293Z
Man Group plc
14 June 2004

MAN GROUP PLC

Application has been made to the London Stock Exchange and the UK Listing Authority for a Block Listings of 888,905 ordinary shares of 10p each of MAN GROUP PLC to be admitted to the Official List. The shares to be issued are in respect of the:

313,682 Man Group Executive Share Option Scheme 2001
530,058 Man Group Long Term Incentive Plan
45,165 Man Group PLC United States Employee Stock Purchase Plan..

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Copies of this announcement will be available for fourteen days from the offices of Credit Suisse First Boston Equities Limited, One Cabot Square London E14 4 QJ.

END

LISUSAORSWRNAARMonday, 14 June 2004 13:19:23RNS [nRNSN7293Z] {C}ENDS

08:00 15Jun2004 RNS-REG-Official List Official List Notice (316)

RNS Number: 7530Z
Official List
14 June 2004
NOTICE OF OFFICIAL LISTING ON A STOCK EXCHANGE
(316)
15/06/2004 08:00 AM
Following notification from the Financial Services Authority ("the FSA") that it admits the securities* set
out below to the Official List, the London Stock Exchange ("the LSE") admits those securities to trading. The
following securities are, therefore, admitted to official listing on the LSE with effect from the time and
date of this notice.

BABCOCK INTERNATIONAL GROUP PLC
57,052,346 Ordinary Shares of 60p each (0-969-703)(GB0009697037)
fully paid

BANK OF IRELAND (GOVERNOR & COMPANY OF THE)
GBP10,000,000 5.55% Notes due 15/09/2006 (B-01H-9H9)(XS0194335013)
fully paid
(represented by notes to bearer of
GBP100,000 each)

BEDE PLC
2,800,000 Ordinary Shares of 2p each (0-202-345)(GB0002023454)
fully paid

BOS INTERNATIONAL (AUSTRALIA) LD
EUR40,000,000 Floating Rate Notes due 16/12/2005 (B-01H-9G8)(XS0194305453)
fully paid
(Represented by notes to bearer of
EUR500,000 each)

CAFFE NERO GROUP PLC
71,450 Ordinary Shares of 0.5p each (0-127-749)(GB0001277499)
fully paid

CELLTECH GROUP PLC After allotment
363,636 Ordinary Shares of 50p each (0-182-276)(GB0001822765)
fully paid

CENTAURI CORPORATION

USD30,000,000 Floating Rate Notes due 15/09/2005 (B-01H-9B3)(XS0194491063)
fully paid
(Represented by notes to bearer of
USD100,000 each)

HEATING FINANCE PLC
GBP100,000,000 7 7/8% Mezzanine Notes due 31/03/
2014
fully paid
(Registered in denominations of
GBP1,000 and integral multiples of
GBP1,000 thereof)
(Regulation S) (B00HT92)(XS0188604655)
(Rule 144A) (B01H3K0)(XS0188605116)

LINKS FINANCE CORPORATION
USD30,000,000 Standard Capital Notes due 15/06/ (B-01H-9C4)(XS0194620646)
2009
fully paid
(Represented by notes to the
bearer of USD1,000,000 each)
USD20,000,000 Standard Capital Notes due 15/06/ (B-01H-9F7)(XS0194621370)
2014
fully paid
(Represented by notes to the
bearer of USD1,000,000 each)

MAN GROUP PLC **After allotment**
888,905 Ordinary Shares of 10p each **(0-294-405)(GB0002944055)**
fully paid

MORGAN STANLEY B.V.
EUR418,750,000 Zero Coupon Equity Linked (B-01H-9M4)(XS0194301890)
Certificates linked to Shares of Eni
S.p.A. due 20/06/2010
fully paid
(Represented by certificates to
bearer of EUR16.75 per certificate)

NEW SOUTH WALES TREASURY CORPORATION
AUD19,000,000 5.5% Guaranteed Exchangeable Bonds (3-425-666)(XS0175307122)
due 01/08/2014
fully paid
(Registered in denominations of of

AUD1,000, AUD10,000 & AUD100,000
each)
PENINSULAR & ORIENTAL STEAM NAVIGATION COMPANY
After allotment
905,000 Deferred Stock of GBP1.00 each (0-680-
048)(GB0006800485)
fully paid
ROYAL BANK OF SCOTLAND GROUP PLC
8,962,000 Ordinary Shares of 25p each (0-754-
783)(GB0007547838)
fully paid
SMITHS GROUP PLC After allotment
250,000 Ordinary Shares of 25p each (0-818-
270)(GB0008182700)
fully paid
TOYOTA MOTOR FINANCE (NETHERLANDS) B.V.
USD60,000,000 Floating Rate Notes due 15/12/2005 (B-01H-
9D5)(XS0194796099)
fully paid
(Represented by notes to bearer of
USD1,000,000 each)

If you have any queries relating to the above, please contact Listing Applications at the FSA on 020
7066 8333 Option 3 and/or Issuer Implementation at the LSE on 020 7797 3545.

* = The FSA admits securities to the Official List which are represented by the class of
security disclosed in this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the
FSA and is not under any circumstances liable for the accuracy of that notification.

END
NOTEAXKLFAXLEFE

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Tuesday, 15 June 2004 08:00:04RNS [nRNSO7530Z] {EN}ENDS